UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Banco Itaú Chile

(formerly known as Itaú Corpbanca)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number)

George Karafotias

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-third of one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,896,856
	8	SHARED VOTING POWER 87,372,541 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 56,896,856
	10	SHARED DISPOSITIVE POWER 87,372,541 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,269,397 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.69% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,211,707
	8	SHARED VOTING POWER 10,160,834 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 77,211,707
	10	SHARED DISPOSITIVE POWER 10,160,834 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,372,541 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.39% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D is being filed by (together the “Reporting Persons”):

(i)	Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and
(ii)	ITB Holding Brasil Participações Ltda. (“ITB”);

and relates to the Common Shares, no par value per share (the “Common Shares”), of Banco Itaú Chile (formerly known as Itaú Corpbanca), a company formed in the Republic of Chile (the “Issuer”) and American Depositary Shares (each of which represents one-third of one Common Share) of the Issuer (the “ADSs,” and together with the Common Shares, the “Shares”).

As further described in the U.S. Offer to Purchase, dated June 6, 2023 (the “U.S. Offer to Purchase”) and filed by the Reporting Persons on combined Schedule TO and Schedule 13E-3 with the United States Securities and Exchange Commission (the “SEC”) on June 6, 2023 (the “Schedule TO”), the Reporting Persons made an offer to purchase any and all outstanding Common Shares held by U.S. holders and ADSs held by holders, wherever located, in each case pursuant to the terms and conditions of the U.S. Offer to Purchase (the “U.S. Offer”). The U.S. Offer to Purchase is included as Exhibit I to this Amendment No. 10 to Schedule 13D, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO. The results of the U.S. Offer, which expired at one (1) minute past 11:59 p.m., New York City time, on July 5, 2023, were reported by Amendment No. 3 to the Schedule TO, filed with the SEC on July 6, 2023. Concurrently with the U.S. Offer, the Reporting Persons made an all cash tender offer in Chile, directed to holders of Common Shares, but not holders of ADSs (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”), pursuant to other offering documents published in Chile. Following consummation of the Offers, ITB acquired an aggregate of 2,307,877 Common Shares (including Common Shares represented by ADSs), representing approximately 1.07% of the Issuer’s Common Shares.

This Amendment No. 10 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017, on March 4, 2019, on November 24, 2020, on March 7, 2022, on July 28, 2022, on March 2, 2023, and on May 31, 2023 (as so amended, the “Schedule 13D”) by the Reporting Persons (such Schedule 13D, as further amended, this “Statement”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

The information set forth in the U.S. Offer to Purchase under the following heading is incorporated by reference herein: “The U.S. Offer — Section 9. Source and Amount of Funds”.

The Reporting Persons had the necessary funds, through a combination of their own funds and/or capital contributions from Itaú Unibanco S.A., to pay the offer consideration and related fees and expenses in connection with the Offers.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated by reference herein: “Summary Term Sheet,” “Special Factors — Section 1. Background of the Offers,” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer”.

The Reporting Persons may in the future (i) acquire (or cause one of their affiliates to acquire) additional Shares or other securities of the Issuer, including by means of one or more tender offers, open market purchases or negotiated transactions, each subject to Chilean legal requirements and U.S. legal requirements, if applicable; and (ii) sell or otherwise dispose (or cause one of their affiliates to sell or otherwise dispose) of some or all of the holdings of Shares or other securities of the Issuer through open market sales or one or more negotiated transactions subject to Chilean legal requirements and U.S. legal requirements, if applicable. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference. The information contained in the Explanatory Statement and in Item 4 above is incorporated herein by reference. After giving effect to the Common Shares (including Common Shares represented by ADSs) acquired in the Offers, which became effective as of July 6, 2023, the Reporting Persons and their subsidiaries collectively directly own an aggregate of 144,269,397 Common Shares (including Common Shares represented by ADSs) representing approximately 66.69% of the Common Shares issued and outstanding, which is described in more detail in the following paragraph.

Following consummation of the Offers: (i) Itaú Parent directly owns 56,896,856 Common Shares (including Common Shares represented by ADSs); and (ii) ITB directly owns 77,211,707 Common Shares (including Common Shares represented by ADSs). Following consummation of the Offers, the following subsidiaries of ITB directly own the following: (i) CGB II, SpA which holds 4,002,484 Common Shares (including Common Shares represented by ADSs), (ii) CGB III, SpA which holds 890,252 Common Shares (including Common Shares represented by ADSs), (iii) Saga II, SpA which holds 3,462,094 Common Shares (including Common Shares represented by ADSs), and (iv) Saga III, SpA which holds 1,806,004 Common Shares (including Common Shares represented by ADSs). As a parent company, Itaú Parent may be deemed to have shared voting and dispositive power over the Common Shares held by ITB and its subsidiaries. ITB may be deemed to have shared voting and dispositive power over the Common Shares held by its subsidiaries. CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding Common Shares.

(c) None.

(d) To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares deemed beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the Explanatory Statement to this Amendment No. 10 is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Annex A	Instruction C Information (previously filed)
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)
Exhibit B	February 2015 Policy Agreement (previously filed)
Exhibit C	Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates (previously filed)
Exhibit D	Share Transfer Agreement (previously filed)
Exhibit E	IFC Policy Agreement Stipulation (previously filed)
Exhibit F	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on March 2, 2023 (previously filed)
Exhibit G	Power of Attorney (previously filed)
Exhibit H	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on May 29, 2023 (previously filed)
Exhibit I	U.S. Offer to Purchase (previously filed)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023	ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Attorney-in-fact